

November 19, 2013

Via E-mail
Ned Mavrommatis
CFO
I.D. Systems, Inc.
123 Tice Boulevard
Woodcliff Lake, NJ 07677

      Re: **I.D. Systems, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed March 29, 2013
              File No. 001-15087

Dear Mr. Mavrommatis:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
       Steven E. Siesser
       Lowenstein Sandler LLP